Filed by Agrium Inc.

(Commission File No. 001-14460)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

CF Industries Holdings, Inc.

(Commission File No. 001-32597)

*****

On February 25, 2009, Agrium hosted a conference call and webcast for the investment community. Agrium will also webcast the call and a replay of the webcast will be available to all interested parties on its website, www.agrium.com. A copy of the slides presented on the conference call follows.

*****

growing across the value chain February 2009 Agrium and CF: Growing Across the Value Chain

growing across the value chain
Important Information
This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation relates to a business combination transaction with CF
Industries Holdings Inc. (“CF”) proposed by Agrium Inc. (“Agrium”), which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Agrium would file with the SEC regarding the proposed transaction if such a negotiated transaction with CF is reached or for any other document which Agrium may file with the SEC and send to Agrium or CF stockholders in connection with the proposed transaction.
INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ ANY SUCH
DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED
TRANSACTION. Such documents would be available free of charge through the web site maintained by the
SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the
Agrium Investor Relations/Media Department, Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta,
Canada T2J 7E8.
Agrium and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March
17, 2008 relating to the annual general meeting of its shareholders held on May 7, 2008. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or tender offer statement filed in connection with the proposed transaction.
All information in this presentation concerning CF, including its business, operations and financial results was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

growing across the value chain
Forward-Looking Statements
Certain statements and other information included in this presentation constitute “forward-looking statements”
within the meaning of the U.S. federal securities laws or “forward-looking information” within the meaning of applicable Canadian securities legislation (together, “forward-looking statements”).  All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.  Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and  price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the
SEC.  Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable U.S.
federal securities laws or applicable Canadian securities legislation.

growing across the value chain
Forward-Looking Statements
These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.
All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, the market value of
Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

growing across the value chain
Transaction Summary
30% to CF closing price on February 24, 2009 and 42% to the 30-day
VWAP
Premium:
76% Agrium and 24% CF Pro Forma Ownership:
US$72.00 per CF share Offer Price:
Committed debt facilities from Royal Bank of Canada and Bank of Nova
Scotia
Financing:
• Negotiation of definitive merger agreement
• CF offer for Terra terminated
• Receipt of regulatory and other customary approvals
• Absence of any material adverse changes to CF or its business
• Our ability to conduct limited confirmatory due diligence
Key Conditions:
• Aggregate consideration of US$1.6 billion cash and 50.2 million shares
• CF shareholders to receive US$31.70 in cash and 1 Agrium share for each CF share
• CF shareholders to elect cash or shares, subject to pro-ration
Allocation:
Agrium is proposing to acquire CF in a cash and stock deal Offer:

growing across the value chain
Attractive Premium to CF Shareholders
• CF shareholders receive an attractive premium from Agrium, rather than pay a substantial premium to Terra shareholders
42% $50.60
30 day VWAP
43% $50.47
60 day VWAP
34% $53.63
10 day VWAP
30% $55.58
Feb. 24, 2009
34% $53.75
5 day VWAP
Premium
30
40
50
60
70
$80
2-Jan-09 14-Jan-09 27-Jan-09 6-Feb-09 19-Feb-09
$72.00 Offer Price

growing across the value chain
Investment Highlights
•
Generates compelling value for Agrium and CF
shareholders
•
Accretive transaction with strong strategic fit
•
Creates a global leader in nutrient production and
distribution, building on our leadership position in
Retail and Agrium Advanced Technologies
•
Strong track record of successful acquisitions,
integration and synergy achievement

growing across the value chain
* 2008 actual results include UAP contributions from date of acquisition (May 5, 2008)
Distribution
& Storage
Growers
Agrium Retail:
$5.5-billion sales*
Advanced
Technologies:
Leader in Specialty
Fertilizers
$350-million sales
Growers
Turf,
Home,
Garden
Agrium
Wholesale:
$4.7-billion sales
Nitrogen, Potash,
Phosphate & Sulphate
Distribution
& Storage
Industrial
Customers
Retail Customers
Purchase for Resale
Potash expansion
CMF distribution
MOPCO investment
Royster, ConAgra,
ADM retail, and
UAP
Hanfeng, Pursell,
NuGro, ESN
CF Acquisition
Continues Agrium’s Growth Across the Value Chain

Combined EBITDA:
$3.7- billion
2008 EBITDA:
$2.3- billion
2005 EBITDA:
$646-million
EBITDA (US$ millions)*
4000
3500
3000
2500
2000
1500
1000
500
0
Agrium 2005
Agrium 2008
Combined Agrium/CF
Synergies
Phosphate CF
Nitrogen CF
Phosphate Agrium
Nitrogen Agrium
Potash Agrium
AAT & Other
Retail

growing across the value chain
Continues Agrium’s Growth Across the Value Chain
* Agrium amounts reported in Canadian GAAP, and CF amounts reported in U.S. GAAP,
EBITDA for Wholesale products allocated proportionately based on gross profit
• CF shareholders benefit from greater leverage to a larger more diverse wholesale business, including access to high margin potash business
• Provides CF with the stability of Agrium’s Retail and Advanced Technology businesses

growing across the value chain
• Invested approximately $3.4B in past 5 years and achieved synergies greater than announced and earlier than expected
• Agrium has completed 9 acquisitions in 4 years and other growth initiatives across the value chain
Strong Record of Growth & Successful
Integration of Acquisitions
(1) 2008 Combined results include full year revenue for AGU and UAP by segment
0
3,000
6,000
9,000
12,000
15,000
18,000
AGU CF AGU with
Royster
CF AGU CF AGU with
UAP
CF AGU with
UAP and
CF
CF
2005
2006 2007
Wholesale
AAT
Retail
2008
Combined
2008
(1)
(1)
Expanded base business

growing across the value chain
Agrium Wholesale Production and Distribution
Potash
Production
Phosphate Mine
Phosphate
Production
Nitrogen Production
Granulation
Production
Storage
Magellan Pipeline
South America
Africa/Middle East
North America
* Profertil S.A. is 50 percent owned by Agrium Inc. and 50 percent owned by Repsol YPF, S.A. in Argentina
** 26 percent interest in MISR Oil Processing Company, S.A.E. (MOPCO) in Egypt.
*** 70 percent equity position in Common Market  Fertilizers S.A. (CMF) in Europe.
Damietta
Egypt
(MOPCO)**
Bahia Blanca,
Argentina
(Profertil S.A.) *
San Nicolas
Import Terminal
(Profertil S.A.)*
Agrium
Europe
Common Market Fertilizers S.A.
(CMF)***

growing across the value chain
Agrium and CF Production and Distribution
Potash
Production
Phosphate Mine
Phosphate
Production
Nitrogen Production
Granulation
Production
Storage
Magellan Pipeline
Phosphate Mine
Phosphate
Production
Nitrogen Production
Storage
Valero Pipeline
South America
Africa/Middle East
North America
Damietta
Egypt
(MOPCO)**
Bahia Blanca,
Argentina
(Profertil S.A.) *
San Nicolas
Import Terminal
(Profertil S.A.)*
Agrium
CF
Europe
Common Market Fertilizers S.A.
(CMF)***
* Profertil S.A. is 50 percent owned by Agrium Inc. and 50 percent owned by Repsol YPF, S.A. in Argentina
** 26 percent interest in MISR Oil Processing Company, S.A.E. (MOPCO) in Egypt.
*** 70 percent equity position in Common Market  Fertilizers S.A. (CMF) in Europe.

growing across the value chain
Creates a Global Nitrogen Leader
6.7
6.4
3.4 3.4 3.4
3.0
2.3
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
Yara Combined
Agrium/CF
PCS Terra Agrium CF Koch
Global Nitrogen Capacity
Source: British Sulphur and IFDC

growing across the value chain
0
50
100
150
200
250
300
350
400
450
W. Canada NOLA (US Gulf) Ukraine W. Europe
Natural Gas Other Cash Costs Freight to Port Ocean Freight
Attractive Economics for North American Producers
Source: Fertecon, Clarkson Research, Agrium
• Lower gas prices in NA and higher prices elsewhere, combined with firm nitrogen demand, result in strong NA nitrogen margins
NOLA Granular Price = $335/MT
$8/
mmBtu
$12/
mmBtu
$4/
mmBtu
$3/
mmBtu

growing across the value chain
Phosphate Advantages
4,307
2,370
1,673
953
775
720
376
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
Mosaic PCS Combined
Agrium/CF
CF J.R. Simplot
Co.
Agrium Mississippi
Phos Corp.
North American Phosphate Nutrient Capacity
Source: IFDC Worldwide Phosphoric Acid Capacity Listing by Plant, June 2008

US $/tonne
Mosaic, Tampa
Mosaic, New Wales
Mosaic, Bartow
PCS, Aurora
PCS, White Springs
CF, Plant City
Simplot, Pocatello
Agrium, Conda
Agrium, Redwater
MissPhos, Pascagoula
Agriphos, Pasadena

Agrium

growing across the value chain
Competitive Phosphate Position
• Agrium has an in-market advantage in the PNW and Western Canada
• CF has a world class, low-cost operation in Florida
0
100
200
300
400
500
600
700
Production Costs Tampa MAP Price PNW MAP Price
PNW/W.Canada $500/tonne
Florida price $365/tonne
Source: British Sulphur, Blue, Johnson & Associates, Agrium, costs as of February 24, 2009 growing across the value chain
Agrium & CF: Compelling Economics
•
Anticipate annual synergies of approximately
$150-million from Agrium/CF combination
– Phased realization over three years
•
Synergies expected through:
– SG&A reductions
– Procurement of plant materials, equipment and logistics
services
– Efficiencies in sales, marketing and distribution
•
Expected to be accretive to both earnings and cash
flow in 2010, significantly accretive in subsequent
years

growing across the value chain
Strength, Breadth and Scale to Realize Future
Growth
• Larger company with significantly greater trading liquidity
• Agrium has trading volumes nearly double those of CF
(1)
28.1
16.0
11.5
9.8
3.0
2.4
1.9
1.5
8.5
11.5
7.6
2.1
0
5
10
15
20
25
$30
Potash
Corp
Mosaic Israel
Chemicals
Combined
Agrium /
CF
Yara Agrium K+S Incitec
Pivot
Uralkali CF Terra Intrepid
(3)
(1) Based on total volume traded on the NYSE and TSX over the last twelve months
(2) Enterprise value = market capitalization + preferred equity + net debt + minority interest. Values calculated using closing prices as of
February 24, 2009, and latest available balance sheet figures
(3) Enterprise value includes purchase premium offered for CF shares growing across the value chain
Combined Capital Structure Remains Strong
• Cash consideration supported by $1.4 billion in committed financing
• Credit metrics for combined company remain in line with investment grade rating
• Expected strong future cash flow from combined entity would allow for future additional growth and/or share buy-backs or increased dividends
Current Agrium
(1)
Combined Agrium/CF
(1,2)
Total Debt
36%
Shareholder
Equity
61%
Minority
Interest
3%
0%
20%
40%
60%
80%
100%
Current Agrium
Total Debt
35%
Shareholder
Equity
62%
Minority
Interest
3%
0%
20%
40%
60%
80%
100%
Combined Agrium/CF
(1) Based on December 31, 2008 balance sheet
(2) Assumes $72 purchase price funded 56% with equity and remainder by cash and debt

growing across the value chain
Compelling Value for Shareholders of Both Companies
Most Attractive Option for CF Shareholders:
– CF shareholders receive an attractive premium from
Agrium, rather than pay a premium to Terra shareholders
– Attractive cash component of US$ 31.70 per share and
24 percent of a combined Agrium/CF company
– Significant Agrium share component allows CF
shareholders an opportunity to participate in further value
creation, including realization of significant synergies
– Benefit from more diverse product and revenue mix

growing across the value chain
Compelling Value for Shareholders of Both Companies
For Agrium Shareholders:
– Accretive to Agrium shareholders
– Creates a global leader in crop nutrients
– Continues Agrium’s growth across value chain
– Proven track record of successful acquisitions and
integration
– Increased leverage across wholesale and distribution
businesses